TO:

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

FROM:

Don Bosch

Chief Executive Officer Cocannco, Inc.

11 West Hampden Ave.

Suite L100

Englewood, CO 80110

DATE:

December 9, 2019

Response to SEC Comment Letter Dated December 4, 2019

Re: Cocannco, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 22, 2019 File No. 024-11098

Please find our responses to your comments below.

Comment:

Amendment No. 1 to Offering Statement on Form 1-A filed November 22, 2019

Risk Factors, page 7

1.We note your response to comment 4.  We reissue the comment in part.  Please revise your risk factor discussion to disclose material risks to your business as a result of your cannabis-related business plan, including regulatory risks, such as possible consequences of law enforcement under federal and state laws related to the cannabis industry.  Refer to Item 3 of Part II of Form 1-A.

Response:

The following Risk Factor has been added the “Risk Related to Our Business” on page 9:

Due to Federal Laws on the Cannabis Industry the Company Operations May Cease.

In addition to all the risks previously mentioned there are particular risks facing us as a cannabis related business. The Federal Government considers the marijuana industry to be illegal. Although the Federal Government has not enforced Federal Laws related to marijuana in those states that have legalized it, there is a possibility that a change could occur in the government and federal enforcement of the laws could start. That would be a significant negative occurrence for our business. We could lose all of our prospective customers and suppliers leaving us with no source of revenue and no customers. In addition, the IRS could deem us to be subject to rule 280e which prevents marijuana businesses from deducting certain business expenses related to operating a cannabis business. This could have a significant impact on our taxable income and even prevent us from achieving profitability.

Comment:

Plan of Distribution, page 13

2.We note your response to comment 2, but it does not appear that you have revised your offering circular in response to the comment.  We reissue the comment.  We note the references throughout your offering circular to your company being a "public company," providing periodic reports to your investors under the Exchange Act and conducting this offering though a "direct public offering."  Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of 1934, your company will have no continuing reporting obligation under the Exchange Act following qualification of this Tier II Regulation A offering, and you should remove all references to your company being a "public company" and conducting this offering as a "directed public offering."

Response:

The following is our Response to Comment 2.:

We have reviewed the filing in detail and made additional deletions of references to “public company” and “direct public offering”.

Further, the section titled “Reporting Requirements” Under Tier II of Regulation A” (page 20) has been amended to remove all references to any reporting requirements under the Exchange Act.

Comment:

Part III - Exhibits

Exhibit 4 Sample Subscription Agreement, page 29

3.We note that your Subscription Agreement includes an exclusive forum provision.  Please revise the disclosure in your offering circular to state, as you do in the exhibit, that the provision does not apply to claims under the federal securities laws.

Response:

The following language was added to page 19 of the Offering to parallel the disclosure language in Exhibit 4 Sample Subscription Agreement, page 29:

Governing Law, and Venue

This Agreement shall be construed in accordance with, and governed by, the laws of the District Court of the 2nd Judicial District of the State of Colorado for any claim as to which the District Court District Court of the 2nd Judicial District of the State of Colorado has jurisdiction.  Unless any claim as to which the District Court District Court of the 2nd Judicial District of the State of Colorado determines there is an indispensable party not subject to the jurisdiction of the District Court of the 2nd Judicial District of the State of Colorado (and the indispensable party does not consent to the personal jurisdiction of the District Court District Court of the 2nd Judicial District of the State of Colorado within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the District Court District Court of the 2nd Judicial District of the State of Colorado, or for which the District Court District Court of the 2nd Judicial District of the State of Colorado does not have subject matter jurisdiction. This provision does not, nor is intended to, apply to claims under the Federal securities laws.

We think we have diligently responded to the Commissions Comments with the appropriate edits and additions.

Thank you,

/s/ Don Bosch

Don Bosch

Chief Executive Officer Cocannco, Inc.